SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-3950
FORD MOTOR COMPANY TAX-EFFICIENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full title of the plan)
FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

Required Information
Financial Statements and Schedules
Statement of Net Assets Available for Benefits, as of December 31, 2008 and December 31, 2007.
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.
Schedule I — Schedule of Assets Held at End of Year as of December 31, 2008.
EXHIBITS

Designation	Description	Method of Filing

Exhibit 23	Consent of Plante & Moran, PLLC	Filed with this Report
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES
Date: June 26, 2009	By:	/s/ Richard M. Popp
Richard M. Popp, Member
Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee

2

EXHIBIT INDEX

Designation	Description

Exhibit 23	Consent of Plante & Moran, PLLC

3

Ford Motor Company
Tax-Efficient Savings Plan for
Hourly Employees

Financial Report
December 31, 2008

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
We have audited the accompanying statement of net assets available for benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Southfield, Michigan
June 24, 2009

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Statement of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Participant-directed Investments (Note 4):
Investment in Ford Defined Contribution Plans Master Trust (Note 3)	$2,291,113,695	$3,505,037,422
Participant loans	159,362,416	175,629,288

Net Assets Reflecting All Investments at Fair Value	2,450,476,111	3,680,666,710

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	33,186,475	1,814,262

Net Assets Available for Benefits	$2,483,662,586	$3,682,480,972

See Notes to Financial Statements.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Employee contributions	$185,818,098
Net investment loss from interest in Ford Defined Contribution Plans Master Trust (Note 3)	(991,012,209)
Interest on participant loans	10,081,980

Total additions — net	(795,112,131)

Deductions
Withdrawal of participants’ accounts	(403,359,805)
Administrative expenses	(346,450)

Total deductions	(403,706,255)

Net Decrease in Net Assets Available for Benefits	(1,198,818,386)

Net Assets Available for Benefits
Beginning of year	3,682,480,972

End of year	$2,483,662,586

See Notes to Financial Statements.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of the Plan
The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the provisions of the Plan, which are governed in all respects by the detailed terms and conditions contained in the Tax-Efficient Savings Agreement and Plan in Volume III of the agreement between the UAW and the Ford Motor Company (the “Company”) dated November 3, 2007. The Plan was established effective January 1, 1985.
Type and Purpose of the Plan — The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of the Company and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), applicable to defined contribution pension plans.
Eligibility and Vesting — Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees are immediately 100 percent vested in their contributions to the Plan.
Contributions — Participants can contribute to the Plan on both a pre-tax and after-tax basis, subject to federal tax law limits. Participants may also elect to contribute all, or a portion, of their distributions under the Company’s Profit Sharing Plan to the Plan on a pre-tax basis. Pre-tax contributions are excluded from participant’s federal and most state and local taxable income.
Subject to provisions of the Plan, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code of 1986, as amended (the “Code”). For the year ended December 31, 2008, transfers from other qualifying plans or arrangements amounted to approximately $33,200,000, which are included in employee contributions in the statement of changes in net assets available for benefits. Included in rollover contributions for the year ended December 31, 2008 were rollovers of special incentive payments distributed from the Ford UAW Retirement Plan.
Activity for participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the statement of changes in net assets available for benefits. No dividends were declared or paid by the Company during the year ended December 31, 2008.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of the Plan (Continued)
Effective November 3, 2007, the Company will contribute an amount equal to $1.00 for every compensated hour to eligible employees hired or rehired on or after November 19, 2007. No new eligible hourly employees were hired on or after November 19, 2007, therefore no new contributions were made under this agreement.
Participant Accounts — A participant’s account balance is comprised of employee contributions and investment income earned from the individual investment options selected by the participant. Certain investment options will charge a fee on short-term transfers which is paid from the participant’s account. The benefit to which a participant is entitled is determined from the participant’s vested account balance.
Distributions — Pre-tax assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship. After-tax assets can be withdrawn at any time without restriction. Distribution options include lump-sum, partial or installment payments. Eligible rollover distributions can be rolled over to an IRA or another employer’s eligible plan.
Master Trust Investment Options and Participation — Participant contributions are invested in accordance with the participant’s election in one or more investments, which are held in the Ford Defined Contribution Plans Master Trust (the “Master Trust”) (see Note 3).
Transfers of Assets — The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.
Participant Loans — The Plan permits loans to participants from both their pre-tax and after-tax accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last business day of the prior month.
A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans may be for a period of ten years.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of the Plan (Continued)
Party-in-Interest Transactions — Certain Master Trust investment options are mutual funds and other investment products managed by Fidelity Management and Research Company, which is a wholly owned subsidiary of FMR Corp. Fidelity Management Trust Company, also a wholly owned subsidiary of FMR Corp., is the trustee as defined by the Plan. Fidelity Investments Institutional Operations Company, Inc., also a wholly owned subsidiary of FMR Corp., is the third party administrator for the Plan. Additionally, Barclays Global Investors, Evercore Trust Company, N.A. and Comerica are paid investment management fees by the Company on behalf of the Plan. Fees paid to these entities for trustee, administrative, and other fees qualify as party-in-interest transactions.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting. The Financial Accounting Standards Board Staff Position EAAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (Continued)
Investments — The investments in the Ford Stock Fund, mutual funds and money market funds are valued on the basis of quoted year-end market prices. The Interest Income Fund, which invests in fully-benefit responsive synthetic investment contracts, is stated at contract value. Contract value represents investments at cost, plus accrued interest income, less amounts withdrawn to pay benefits. The common and commingled institution pool investments are stated at the aggregate market value of the individual collective pools included in each respective fund, based on the fair value of the underlying assets. The fair value of the Interest Income Fund is based on the fair value of underlying assets. The investments held by the Interest Income Fund include government securities, corporate bonds, asset-backed securities, and mortgage-backed securities and are valued using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models and other pricing models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. The fair value of wrapper contracts provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. Participant loans are valued at cost, which approximates fair value.
The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense (Note 3). The average S&P and Moody’s credit quality ratings for the underlying investments of the Interest Income Fund were the equivalent of AA/Aa3 or higher during 2008.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (Continued)
Purchases and sales of investments by the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments of the Master Trust is recorded as earned on an accrual basis.
Investment Contracts — The Master Trust, through its investment in the Interest Income Fund, invests in synthetic investment contracts (synthetic GICs). A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, short to intermediate term fixed income securities and money market accounts. The Master Trust purchases a wrap contract from insurance companies and financial services institutions.
A synthetic GIC contract credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Master Trust on a prospective basis. Synthetic GICs provide for a variable crediting rate, which resets on some periodic basis. Until 2009, the crediting rate set by the wrap contracts included the short-term investments (money market account) used for benefit responsive events and the crediting rate reset annually. Beginning 2009, the crediting rate will reset quarterly. The quarterly crediting rate set by the wrap contracts does not include the short-term investments (e.g., money market account) used for benefit responsive events. While the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero, the actual quarterly interest rate credited to the Master Trust is impacted by the current yield of the short-term investments used for benefit responsive events. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.
The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically, but in no event is the crediting rate less than 0 percent.
Certain events limit the ability of the Master Trust to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Interest Income Fund or the Plan; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Interest Income Fund. The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value with participants, is probable.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (Continued)
The synthetic investment contracts generally impose conditions on both the Master Trust and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value. The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (Continued)
If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
Since synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2008	2007

Average yield for synthetic GICs
Based on actual earnings	4.72%	4.93%
Based on interest rate credited to participants	4.84%	4.22%
Contributions — Contributions to the Plan from participants are recorded in the period that payroll deductions are made from Plan participants.
Payment of Benefits — Benefits are recorded when paid.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (Continued)
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Master Trust’s invested assets consist of company stock, equity and fixed income mutual funds, equity and fixed income commingled institutional pools, and synthetic GIC investments. Investment securities are exposed to various risks, such as interest rate, market, and credit.
Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Reclassification — Certain prior year amounts have been reclassified to conform to the current year presentation.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — The Master Trust
The Company established the Master Trust pursuant to a trust agreement between the Company and Fidelity Management Trust Company, as trustee, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by Fidelity Management Trust Company.
Employee benefit plans participating in the Master Trust as of December 31, 2008 and 2007 include the following defined contribution plans:
•	Ford Motor Company Savings and Stock Investment Plan for Salaried Employees

•	Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees

•	Ford Retirement Plan
All transfers to, withdrawals from, or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — The Master Trust (Continued)
The interest of each such plan shall be debited or credited (as the case may be) (i) for the entire amount of every contribution received on behalf of such plan (including participant contributions), every distribution, or other expense attributable solely to such plan, and every other transaction relating only to such plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Master Trust or that investment option as a whole.
A summary of the net assets of the Master Trust as of December 31, 2008 and 2007 is as follows:

	2008	2007

Investments — fair value:
Ford Stock Fund:
Ford common stock	$722,508,468	$1,823,248,743
Money market fund	12,163,503	31,041,384
Mutual funds	2,734,327,904	4,734,768,356
Common and commingled institutional pools	880,186,914	1,506,984,056
Interest Income Fund:
Security-backed contracts	2,312,230,966	1,905,417,277
Wrapper contract	7,711,080	—
Money market fund	196,416,197	664,173,209
Payables and unsettled trades	431,293	1,847,043

Total master trust net assets at fair value	6,865,976,325	10,667,480,068

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	79,481,012	4,378,170

Total master trust net assets	$6,945,457,337	$10,671,858,238

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — The Master Trust (Continued)
During the year ended December 31, 2008, the Master Trust investment loss was comprised of the following:

Net appreciation (depreciation):
Ford Stock Fund	$(1,188,362,786)
Mutual funds	(1,768,637,621)
Common and commingled institutional pools	(498,330,115)
Interest Income Fund	42,473,905

Total net depreciation	(3,412,856,617)

Interest and dividend income	220,105,390

Total master trust investment loss	$(3,192,751,227)

The Ford Stock Fund is a unitized account that is comprised primarily of Ford Motor Company common stock, except a small portion of the fund is invested in cash or a cash equivalent or other short term investments to provide liquidity for daily activity.
The Ford Stock Fund consists of assets from the following sources: employee contributions (including rollovers), employee loan repayments, exchanges into the fund from other investment options, Company matching contributions (vested and unvested), earnings and dividends. All participant assets are self-directed.
The Plan’s interest in the Master Trust represented approximately 34 and 33 percent of the total assets in the Master Trust at both December 31, 2008 and 2007, respectively.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — The Master Trust (Continued)
A summary of net assets of the Plan in the Master Trust as of December 31, 2008 and 2007 is as follows:

	2008	2007
Investments — fair value:
Ford Stock Fund:
Ford common stock	$292,293,686	$743,187,579
Money market fund	4,865,401	14,394,051
Mutual funds	713,980,954	1,270,831,077
Common and commingled institutional pools	229,149,335	411,208,093
Interest Income Fund:
Security-backed contracts	965,448,150	789,582,349
Wrapper contract	3,219,682	—
Money market fund	82,011,554	275,225,510
Payables and unsettled trades	144,933	608,763

Total — fair value	2,291,113,695	3,505,037,422

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	33,186,475	1,814,262

Total	$2,324,300,170	$3,506,851,684

During the year ended December 31, 2008, the plan investment loss from the Master Trust was comprised of the following:

Net appreciation (depreciation):
Ford Stock Fund	$(481,643,266)
Mutual funds	(466,018,371)
Common and commingled institutional pools	(130,650,561)
Interest Income Fund	17,637,902

Total net depreciation	(1,060,674,296)

Interest and dividend income	69,662,087

Total	$(991,012,209)

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 4 — Fair Value Disclosures
The Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use, including a consideration of non-performance risk. The provisions of SFAS 157 became effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.
In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 4 — Fair Value Disclosures (Continued)
The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are not observable in the market and include management’s judgments about the assumptions market participants would use in pricing the asset.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 4 — Fair Value Disclosures (Continued)
Disclosures concerning assets measured at fair value on a recurring basis are as follows
Assets Measured at Fair Value at December 31, 2008

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Other	Unobservable	Balance at
	Identical Assets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Assets
Master Trust Investments:
Ford common stock	$722,508,468	$—	$—	$722,508,468
Mutual funds	2,734,327,904	—	—	2,734,327,904
Money market fund	12,163,503	196,416,197	—	208,579,700
Common and commingled institutional pools	—	880,186,914	—	880,186,914
Security-backed contracts	—	2,319,942,046	—	2,319,942,046
Non-Master Trust Investments:
Participant loans	—	—	159,362,416	159,362,416
The following table summarizes the changes in Level 3 investment assets measured at fair value on a recurring basis for the year ended December 31, 2008.

Participant
Loans
Balance, beginning of year	$175,629,288
Issuances, settlements and repayments — net	(16,266,872)

Balance, end of year	$159,362,416

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 5 — Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 8, 2003, that the Plan is designed in accordance with applicable sections of the Code. The Plan has since been amended and restated through December 15, 2008. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 6 — Administration of Plan Assets
The Master Trust assets are held by the Trustee of the Plan, Fidelity Management Trust Company. The assets of the Interest Income Fund (“Fund”) are held by the Fund’s custodian, The Northern Trust Company.
Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan, nor does the Company allocate any costs to the Plan.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Notes to Financial Statements
December 31, 2008 and 2007
Note 7 — Plan Termination
The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. In the event of termination, all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.
Note 8 — Reconciliation to Form 5500
The net assets on the financial statements differ from the net assets on the Form 5500 due to the synthetic GICs held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500. The net assets on the financial statements were higher than those on Form 5500 at December 31, 2008 and 2007 by $33,186,475 and $1,814,262, respectively. Additionally, the investment loss on the Form 5500 for the year ended December 31, 2008 is higher than the financial statements by $31,372,213.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-0549190, Plan 025
December 31, 2008

(c)
(a)(b)	Description of Investment, Including
Identity of Issuer, Lessor,	Maturity Date, Rate of Interest, Collateral,	(d)	(e)
Borrower, or Similar Party	Par, or Maturity Value	Cost	Current Value

* Participants	Participant loans bearing interest at rates ranging from 4.0 percent to 9.5 percent	—	$159,362,416

*	Denotes party in interest

Schedule 1	Page 1